082-00913

J Sainsbury plc

09046483

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 13 May 2009

SEC
Mail Processing
Section

MAY 20 2009

Washington, DC
122

Dear Sir

J Sainsbury Announces: Preliminary Results for the 52 weeks to 21 March 2009.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 13th May 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

dlw 7/9

13 May 2009

Preliminary Results for the 52 weeks to 21 March 2009

Strong sales and profit performance with significant growth potential

Financial Summary
- Total sales (including VAT) up 5.7 per cent to £20,383 million (2008: £19,287 million)
- Like-for-like sales (excluding fuel, including VAT) up 4.5 per cent (1)
- Underlying profit before tax up 11.3 per cent at £543 million (2008: £488 million) (2)
- Profit before tax of £466 million (2008: £479 million)
- Underlying basic earnings per share up 12.8 per cent to 22.1 pence (2008: 19.6 pence) (3)
- Basic earnings per share of 16.6 pence (2008: 19.1 pence)
- Proposed final dividend of 9.6 pence per share (2008: 9.0 pence) making full year dividend of 13.2 pence (2008: 12.0 pence), up 10.0 per cent

Operating Summary
- Four years of consecutive like-for-like sales growth
- Increased customer numbers and basket growth: over 18 million customer transactions each week
- Universal customer appeal catering for full range of needs and budgets
- Significant improvement in customer price perception
- Continued investment in product quality and price helping customers manage tighter budgets
- Cost efficiency programme offsetting over 75 per cent of inflationary pressure
- Strong balance sheet supported by property assets and with long-dated debt
- 120,000 colleagues share annual bonus of £60 million

Making Sainsbury's Great Again: Recovery to Growth
- Strong brand heritage underpins Sainsbury's universal appeal
- Quality and value of food offer continues to provide differentiation from major competitors
- Continued development of non-food offer: TU clothing bought by over 40 per cent of customers
- Sainsbury's Bank delivering profit from good income growth and cost control
- Online food sales now annualising at over £500 million: non-food online launching in H1 2009/10
- Accelerated growth of convenience chain with 50 new stores planned in 2009/10 and 100 in 2010/11
- Over 4 per cent gross space growth achieved in 2008/09 and on track for over 5 per cent in 2009/10
- Over £750 million of gross property transactions completed

Philip Hampton, chairman, said: "This is another good set of results for Sainsbury's with continuing growth in sales and tight cost control leading to further improvements in profit. Sainsbury's is a robust business with a strong financial position. Underlying profit before tax for the year was up 11.3 per cent to £543 million (2) with underlying basic earnings per share up 12.8 per cent to 22.1 pence. The Board is recommending a final dividend of 9.6 pence per share, making the full year dividend 13.2 pence, an increase of 10.0 per cent over the previous year. This dividend is covered 1.67 times by earnings in line with our long-term policy of dividend cover of between 1.50 and 1.75 times."

Justin King, chief executive, said: "Our business is growing because we have responded quickly and effectively to a rapidly changing environment. Total sales for the year were up 5.7 per cent and like-for-like sales excluding fuel were up 4.5 per cent (1). In addition we have continued to drive cost efficiencies offsetting over 75 per cent of cost inflation and delivered further profit growth.

"Fixing fundamental parts of our operation through our 'Making Sainsbury's Great Again' recovery programme has placed the business in a strong position. Although consumer confidence in the UK has declined during the year, our performance improved as a result of the strength of the Sainsbury's brand and actions we have taken to adjust our offer to changing customer trends.

"Sainsbury's is a long-established company and celebrates its 140th anniversary this month. It has a heritage of offering customers great products at fair prices, through a variety of economic trading periods, and we have developed our offer to compete and grow in what has been a very challenging period for the UK retail industry.

"Our universal customer appeal and continued investment in price and quality have been fundamental to our growth, catering for a range of changing customer needs and trends. Over the past 12 months consumers have become increasingly 'savvy' and have responded to rises in the cost of living by making significant changes to the mix of products they buy. In an effort to manage their household budgets more tightly, people are eating out less and cooking at home more. They are shopping around to get the best prices and deals but also want the best quality they can afford and to stay true to their values.

"Sainsbury's 'good, better, best' product range hierarchy has provided customers with the flexibility to change what they buy, rather than where they shop. Customer transactions have grown to over 18 million a week and basket size has also increased. Further improvements in service levels and product availability have been achieved and as customers increasingly compare the value offered in different supermarkets they are realising they can get both great products and fair prices at Sainsbury's. Investment in pricing, improved promotions and a range of marketing activities have all combined to significantly improve our customers' price perception.

"We have continued to invest in our five areas of focus, each of which has delivered over the past year, and which provide significant opportunities for future growth. The areas are to build and stretch our lead in food, accelerate the development of non-food ranges and services, extend the reach of our brand via our online and convenience offers, to grow our store estate and actively manage our property assets.

"Our progress in the last four years has made the company a stronger business with a wide customer base and universal appeal. We are performing well and have significant opportunities for further growth. We expect the current economic environment to remain challenging but our focus on doing a great job for customers means we are well positioned to continue our good progress."

Notes:

1. **Like-for-like sales:** Like-for-like sales growth has been Easter-adjusted for comparative purposes. 2008/09 included one Easter Sunday trading week. 2007/08 included one Easter Sunday trading week and two Good Friday trading weeks.
2. **Underlying profit before tax:** Profit before tax from continuing operations before any profit or loss on sale of properties, investment property fair value movements, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature.
3. **Underlying basic earnings per share:** Profit after tax from continuing operations attributable to ordinary shareholders before any profit or loss on sale of properties, investment property fair value movements, impairment of goodwill, financing fair value movements and one-off items that are material and infrequent in nature, divided by the weighted average number of ordinary shares in issue during the period, excluding those held by the ESOP trusts, which are treated as cancelled.
4. Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements. They appear in a number of places throughout this announcement and include statements regarding our intentions, beliefs or current expectations and those of our officers, directors and employees concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the business we operate. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.
5. Sainsbury's will announce its 2009/10 First Quarter Trading Statement at **07:00 (BST)** on 17 June 2009.

A results presentation for analysts and investors will be held at **09:45 (BST)** on 13 May 2009.

To view the slides of the Results Presentation and the Webcast: We recommend that you register for this event in advance. To do so, please visit www.j-sainsbury.co.uk and follow the on-screen instructions. To participate in the live event, please go to the website from **09:30 (BST)** on the day of the announcement, and further instructions will be on the website. An archive of the webcast will be available from **12:00 (BST)**.

To listen to the Results Presentation: You may dial in to listen to the results on +44 (0) 1296 480 100. You will be asked to give the passcode, 632 465, your name and company details. You will then be placed on hold until the presentation starts. An archive recording of this event will be available from **12:00 (BST)** by calling +44 (0) 207 136 9233, pin number 80926223. The archive is available for 28 days.

To view the transcript of the presentation: Visit the J Sainsbury plc website at www.j-sainsbury.co.uk from 15 May 2009.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 7295

Operating review
Sainsbury's performance over the past 12 months has been underpinned by the enormous changes made during the 'Making Sainsbury's Great Again' ("MSGA") recovery programme. Sainsbury's is now a stronger business having delivered four consecutive years of like-for-like sales growth and the company continues to build on this strong foundation. Sainsbury's focus on listening to customers and constantly working to improve their shopping experience has enabled it to successfully anticipate and respond to changing economic conditions during the past 12 months. The **brand has been proven to be both resilient and flexible** and the company is competing effectively and growing sales in a particularly challenging economic environment.

There has been a considerable **change in customer shopping patterns** over the year as consumers have increasingly felt the need to manage household budgets more carefully. The grocery sector tends to be more resilient in such conditions as food purchasing is not as discretionary as many other product sectors, but Sainsbury's has still had to adapt to changes in how and where consumers want to spend their money. The company's performance in the current economic climate shows it is in touch with its customers and capable of responding effectively to their changing needs and wants.

This year Sainsbury's is celebrating its **140th anniversary** having set up shop in Drury Lane, London in 1869. The company was founded on the principle of helping people in poorer parts of London eat a better diet, despite budget constraints, and over the years it has remained true to its value of offering **great products at fair prices** with a **strong ethical approach** to business. Getting value for money is even more important to consumers when budgets are stretched. Basket size has increased as Sainsbury's 'good, better, best' product range hierarchy, the basis of the company's **universal appeal,** caters for the full range of customer needs and budgets. As requirements have changed, customers have been able to adapt their shopping within Sainsbury's stores.

Over 18 million customers now shop at Sainsbury's every week. Even though they are looking to economise, ethical and environmental concerns are growing in importance for customers. Sainsbury's provides a compelling offer and takes a leading stance on a range of such issues on behalf of its customers while still ensuring products are competitively priced. This has been the essence of Sainsbury's brand for 140 years and has relevance in all economic environments. Today the company's marketing campaigns are based around three themes. **'Shop and Save'** provides customers with competitive pricing and a range of promotions. **'Switch and Save'** highlights the quality and value of Sainsbury's own-brand products at significantly lower prices than equivalent leading brands and **'Cook and Save'** helps customers make their household budgets stretch further with initiatives such as 'Feed your Family for a Fiver' and 'Love your Leftovers'.

Customers increasingly compare and contrast the offer available in different supermarkets, and are recognising the value they get at Sainsbury's. While further improvements to customer service and product availability have been achieved, of all the measurements tracked on a regular basis over the past 12 months, the company's **price perception metric has seen the biggest improvement**.

The entry level **'basics'** range was extended during the year and now comprises over 650 products. A wider 'basics' product range was also made available in a greater number of stores across the company's estate. 'Basics' provides a compelling part of Sainsbury's own-brand range and is a clear way to save money when considerations such as size, shape or product appearance are not a primary concern. New products continue to be added to the range. Around two-thirds of the items are under £1 and over 200 are under 50 pence. Around 70 per cent of Sainsbury's customers now buy into the range helping to make 'basics' the company's fastest growing sub-brand over the year. In the final quarter of the year sales were up over 60 per cent year-on-year.

Strong marketing campaigns have played a key role in showing customers that Sainsbury's understands the challenges they are facing and has solutions to help them. In October 2008 the Institute of Grocery Distribution presented the company with its **'Award for Consumer Understanding'** for delivering innovative and appropriate solutions for customers. In particular it acknowledged the **'Feed your Family for a Fiver'** campaign, launched in March 2008, which recognised the increasing trend towards cooking more from scratch and eating at home. The campaign has been incredibly successful and customers also believe they have a better, healthier diet when cooking meals at home themselves. The campaign helps customers save money with simple meal ideas for a family of four, for £5 or under.

Operations and cost efficiency
Sainsbury's has made significant progress in improving its operational efficiency as a result of the MSGA recovery plan. Major projects were completed to improve the performance of the company's supply chain and information technology infrastructure and there was significant investment to realign the customer offer. Ongoing operational improvements now ensure Sainsbury's continues to do a great job for customers in terms of product availability and service and are also delivering cost savings.

During the year, cost efficiency programmes have **offset over 75 per cent of total cost inflation.** Cost inflation was at the top end of Sainsbury's medium-term expectations of between two and three per cent and largely driven by increases in wages, property and energy costs despite hedging to help smooth the impact of the latter area of expenditure.

Efficiency programmes are focused on continued simplification of operations to deliver better processes and lower costs. Initiatives across all areas of the business are supporting sustained investment in the customer offer. New checkout equipment means faster scanning of items and new printers producing double-sided receipts are quicker and also provide environmental benefits. Over 100 stores now have self-scan tills providing customers with a choice of check-out options and this year Sainsbury's plans to roll-out self-scan tills to around 100 additional stores. Shelf-ready packaging continues to improve replenishment and further enhancements to store labour scheduling have been completed.

In August 2008 Sainsbury's opened its flagship 'green' store in Dartmouth, Devon. This has reduced its overall CO_2 emissions by 54 per cent through the use of renewable energy and has reduced energy consumed from the national grid by over 50 per cent. Rainwater harvesting has reduced mains water usage by 60 per cent saving around one million litres of mains water every year. Most of the energy saving features identified in Dartmouth are now being replicated in new stores.

A project was launched in 2007 to further improve the energy efficiency of existing stores. This comprised the roll-out of new technology and enhanced 'housekeeping' initiatives and is delivering good pay-back. Over 200 stores have been completed, saving over 53,000 tonnes of CO_2 every year as a result. Stock loss has also been reduced through investment in security, management information and training and further improvements have been made in product availability.

During 2008 the company redefined the role of deputy store managers eliminating duplicated activities and setting out new accountabilities and reporting lines. Comprehensive training is supporting the change so that the company continues to grow while maintaining its customer focus and flexibility. The store HR structure has also been streamlined following the introduction of a shared HR service centre in Manchester in 2008. The centre assumes some administrative tasks previously undertaken within store and provides an online recruitment service allowing store HR colleagues to focus more time on mentoring, training and leadership.

In January 2009 the company announced plans to restructure its Store Support Centre in London, cutting out duplication of activities and simplifying structures across its Holborn, Manchester and Coventry support teams, aligning them for the future growth of the business. The new structures were in place by the start of the 2009/10 financial year.

There have been significant improvements within the distribution network which are delivering cost savings. The introduction of a new transport management system and processes are helping improve overall supply chain efficiency, reducing the requirement for temporary facilities at peak trading periods, and the benefits of investments made in the previous financial year are now coming through in lower costs. The company's Waltham Point depot has now been reconfigured and new facilities have been opened in North Yorkshire and Kent to support Sainsbury's ongoing growth. To keep pace with the development of non-food, distribution of these ranges has transferred to a 350,000 sq ft site at Tamworth. Sainsbury's depot in Corby, Northamptonshire, is currently undergoing refurbishment and will support the online non-food operation.

The full year benefit of many of the initiatives to improve operations and drive cost efficiency will continue to come through in the current year and similar programmes are being introduced on an ongoing basis.

Strong financial position
Sainsbury's balance sheet is well supported by significant property assets and long-dated debt. Retaining ownership of appropriate property assets is an important part of the company's strategy and the estimated market value of these assets at the year-end was circa £7.5 billion, including the share of joint venture properties. In March 2006, Sainsbury's refinanced its debt book with low-cost long-term property-backed finance. The company does not require any significant refinancing until 2018 and in addition to this funding has undrawn committed facilities which allows flexibility for working capital management and investment flows.

Recovery to Growth (March 2007- March 2010)
The company's 'Recovery to Growth' plan, which was announced in May 2007, has five areas of focus:

- **Great food at fair prices**: To build on and stretch the lead in food. By sharing customers' passion for healthy, safe, fresh and tasty food, Sainsbury's will continue to innovate and provide leadership in delivering quality products at fair prices, sourced with integrity.
- **Accelerating the growth of complementary non-food ranges and services**: To continue to accelerate the development of non-food ranges and services following the principles of quality and value and to provide a broader shopping experience for customers.
- **Reaching more customers through additional channels**: To extend the reach of Sainsbury's brand by opening new convenience stores and developing the online home delivery operation.
- **Growing supermarket space**: To expand the company's store estate, actively seeking and developing a pipeline of new stores and extending the largely under-developed store portfolio to provide an even better food offer while also growing space for non-food ranges.
- **Active property management**: The ownership of property assets provides operational flexibility and the exploitation of potential development opportunities will maximise value.

These areas are underpinned by Sainsbury's **strong heritage and brand** which consistently sets it apart from major competitors. A passion for healthy, safe, fresh and tasty food, the company's values, innovation and a strong ethical approach to business are what customers want and expect from Sainsbury's. Despite current economic conditions these values remain important for customers who give Sainsbury's most credit among the four major supermarkets for addressing the issues of most concern to them.

Great food at fair prices
The first area of focus, 'great food at fair prices', is integral to Sainsbury's approach to innovating and leading on ingredient standards and product quality while also offering competitive prices. This month Sainsbury's celebrates its **140th anniversary**. The **'Quality perfect, prices lower'** strap line was on the front of the first store and has remained a guiding principle throughout Sainsbury's history. The first store stocked just butter, eggs and milk but provided these at a time when affordable, quality food was scarce.

The company pioneered the introduction of own-label lines in 1882 and its extensive heritage provides customers today with a unique proposition in **Sainsbury's own-brand** products. Over the years the company has led the way on ingredient standards and product innovation and the quality of Sainsbury's own-brand products is widely recognised. Red Label tea is the oldest own-brand product still sold today and became Fairtrade in 2007. Customers have increasingly looked to own-brand products during the year to help them save money and they have unrivalled trust in Sainsbury's own-brand products.

Within the company's own-brand product ranges three tiers defined as **'good, better, best'** are offered via the 'basics', standard Sainsbury's and 'Taste the difference' sub brands. All tiers must adhere to Sainsbury's stringent policies concerning ingredients and sourcing so customers can be confident of the company's attention to quality while ensuring products are tasty and as healthy as they can be. Sainsbury's front of pack multiple traffic light nutritional labelling is also applied to all relevant products, including 'basics', to help customers make easy, healthy and affordable choices at a glance. Sainsbury's has been advocating and supporting the use of colour coding and guideline daily amounts for four years as recommended by the Food Standard Agency, after extensive research, in April 2009.

The company's attention to quality within own-brand product ranges is supported by competitive pricing. Prices are constantly benchmarked against key competitors. Over £450 million was invested during the MSGA programme and investment is ongoing. Promotions also play an important role in helping to reduce a customer's overall spend on everyday items. In April 2008 the company refocused its **promotional programme** with simple, more family-oriented deals. New point of sale materials changed the look and feel of stores highlighting key offers to customers and a number of market-leading promotions were run over the year.

Advertising campaigns communicating value and quality have helped customers save money without compromising quality. **'Feed your Family for a Fiver'**, one of Sainsbury's most successful campaigns, uses a mix of 'Taste the difference', standard and 'basics' products in meal ideas. It helps customers manage tighter budgets as they make their own choices to substitute individual ingredients to get significantly below the £5 threshold or add more premium products if they wish.

In September 2008, Sainsbury's re-launched its standard own-brand range, which accounts for over 40 per cent of sales, with its **'Switch and Save'** campaign. This offered savings of at least 20 per cent when selecting Sainsbury's equivalent product over the leading brand and followed a comprehensive appraisal and development programme for the top 200 products. In January the campaign focused on 'basics'. Growth during the four-week campaign was up nearly 80 per cent year-on-year. All these activities have significantly improved customers' price perception of Sainsbury's.

'Taste the difference' remains an important part of the product offer. In the current economic environment the range allows 'savvy shoppers' to make conscious decisions about the quality they want for different ingredients and meal occasions. In particular 'Taste the difference' ready meals are fulfilling a trend towards customers treating themselves at home rather than eating out or buying more expensive takeaways to eat at home.

Sainsbury's is **committed to sourcing British products** and converted a number of own-brand ranges such as sandwiches and chilled ready meals to 100 per cent British during the year, with the exception of products used for authenticity reasons. The company has also **continued to innovate**. 'Milk in a Bag' reduced packaging by 75 per cent compared to the two pint plastic bottle and is now available in 126 stores. Sainsbury's also secured the first shipment into the UK of responsibly sourced palm oil ("RSPO") and has converted its entire frozen fish range to RSPO certified.

The company strives to further **animal husbandry standards** and introduced a range of higher-welfare meat, fish and poultry products during the year. In June 2008 Sainsbury's launched responsibly-sourced fresh and smoked salmon and in September 2008 a new range of Freedom Food endorsed outdoor-bred pork was introduced and Freedom Food approval was granted for farms supplying 'Taste the difference' outdoor-reared pork. In August 2008 the company launched indoor-reared Freedom Food accredited chicken and in January 2009 'Taste the difference' Woodland Chicken. All birds are reared in a natural woodland environment and the range is independently audited to RSPCA-approved standards. Sales of **RSPCA Freedom Food chicken are up 130 per cent** year-on-year.

In February 2009 Sainsbury's became the first major retailer to stop selling eggs laid by battery hens. Two pence from every Woodland chicken and box of Woodland eggs sold is paid to Woodland producers to help promote sustainable free-range farming. Over £300,000 has already been donated to the Woodland Trust via this initiative. Sainsbury's was awarded the 2008 Compassion in World Farming **Good Egg Award**, the second year in a row, for its work in this area.

Accelerating the growth of complementary non-food ranges and services

Food remains at the heart of Sainsbury's proposition but non-food ranges complement the company's core food offer and are now a significant business in their own right. There has been good growth in home and lifestyle and core ranges and the star performer remains Sainsbury's TU clothing range. As household budgets tighten, there are signs that customers are increasingly appreciating the value offered by supermarket non-food product ranges and choosing them over other specialist retailers. Sainsbury's brand values are just as relevant in non-food products as in food. Products follow the same principles of **quality, value and innovation** and the **'good, better, best' hierarchy**.

The **TU clothing** brand, launched in 2004, is the most established part of Sainsbury's non-food offer. The infrastructure supporting TU is now well developed and in-house designers focus on quality and value while tracking the latest developments in fashion and clothing technology. Fairtrade T-shirts are the biggest selling volume line with over two million T-shirts sold in the last year and over 40 per cent of customers have bought a TU item over the past year, an increase of around 20 per cent. TU was introduced into a further 20 stores during the year and is now in 290 stores. However, less than a third of these stores carry an extensive range showing the sales potential increased space will deliver.

Other elements of Sainsbury's non-food range are in earlier stages of development. In April 2008, the TU brand was transferred to Sainsbury's standard home and lifestyle product range as **'TU home'** launched in two stores. The full range comprises over 2,000 kitchen and home products. The majority of stores now carry varying elements of the range, which is performing well. New stores, particularly those over 50,000 sq ft, now offer customers comprehensive non-food ranges. In April 2008, Sydenham in Kent became Sainsbury's largest store at 87,000 sq ft and in November, the first two-floor store opened in Hayes in Middlesex where 13,000 sq ft of TU clothing is situated above TU home and lifestyle ranges.

Sainsbury's non-food business is now being run by Luke Jensen, previously Sainsbury's strategy director, who was appointed to the new role of managing director for non-food in January 2009. The non-food operation is now fully established in Sainsbury's **Non-food Support Centre** in Coventry where around 450 colleagues provide the support and infrastructure required for this area of the business. There is **significant opportunity and potential** for the growth of non-food ranges as systems and support services such as information technology and logistics are developed for the individual specialist areas. New stores are providing additional sales area for the non-food products and wider ranges are being introduced as stores are extended. The importance and potential of Sainsbury's non-food business is demonstrated by half of Sainsbury's new space being allocated to non-food.

The performance of **Sainsbury's Bank** continues to improve. The company's 50 per cent share of post-tax profit for its joint venture financial services operation is £4 million for 2008/09 (£(3) million loss in 2007/08). The continued investment in product development and customer acquisition is focused on insurance products, savings and credit cards. The steps taken during the MSGA programme to stabilise Sainsbury's Bank have resulted in a tight focus on cost control, tighter risk management and a concentration on commission-based products and growing savings accounts to deliver multiple income streams. This has continued to enable Sainsbury's Bank to make good progress and maintain a strong and well-capitalised balance sheet.

Reaching more customers through additional channels

Sainsbury's **online food home delivery service** continues to grow. Ongoing improvement to the service continues to deliver efficiencies and sales increased by over 25 per cent year-on-year through both customer retention and attracting new shoppers to the service. The operation is now annualising as a £500 million business and delivers over 100,000 orders a week. The service is available to 88 per cent of UK households. Over the year an additional 22 stores started running the service taking the total number to 169 stores. Sainsbury's believes there is significant growth potential in its online operation and plans to increase capacity in areas of high demand.

Non-food online

As previously announced, Sainsbury's is planning to complement its in-store non-food offer with a service providing non-food products online. This is on schedule to launch in the first half of 2009/10 and will provide customers with the choice of a range of Sainsbury's own-brand and branded non-food products.

Convenience stores

Convenience is a key part of Sainsbury's strategy and the company believes there is potential to expand its presence in this market as its service and product offer is well received in convenience locations, where it complements and operates successfully alongside local individual specialist stores. Significant improvements in operating performance have been achieved through the integration with Sainsbury's core supermarket business during 2008/09 and the disposal of 57 stores and one closure during the year which did not fit the company's convenience operating model.

Under the leadership of Dido Harding, who joined Sainsbury's operating board in March 2008, a review of the convenience business was undertaken during the first half of the year. In November 2008, the company announced plans to significantly **accelerate the growth** of its convenience operation. Sixteen convenience stores opened during the year and 50 new stores are planned in 2009/10. A further 100 are planned in 2010/11 and will continue at a similar level each year on an ongoing basis. The company has been testing different approaches to the convenience market in five stores during the second half of the year. These have been developed from listening to customers and centre on two distinct shopping missions which characterise the convenience market; 'food on the move' and a 'local neighbourhood' mission. These are providing insight which will be part of the accelerated expansion of the convenience operation.

Growing supermarket space
New space growth opportunities are being developed as part of the plans outlined in May 2007. Half the targeted new space growth is set to come from new stores with the balance from extensions. Total new space will be split equally across food and non-food ranges enabling the continued development of a great food offer via expanded food halls as well as growing total non-food space. Over the three years from March 2007 to March 2010, more than 12 per cent gross new space will have opened compared to the original plan for ten per cent growth, for the same planned capital expenditure of £2.5 billion and with a higher proportion of freehold ownership than originally expected.

During the year, 13 supermarkets opened, two of which were replacements, and a further 13 were refurbished. Twenty-one supermarkets were extended during the year bringing total extensions over the last three years to 54. Total gross new space was over four per cent comprising two per cent from new stores and two per cent from extensions. Sainsbury's successfully operates a range of store formats and is now opening and extending existing sites to create stores over 80,000 sq ft. In October 2008, the company opened its largest new store in eight years in Milton Keynes, Buckinghamshire. At 60,000 sq ft this store provides customers with a full range of food and non-food products. In November 2008 the Hayes store in Middlesex became the company's first store over two floors and its largest extension having more than doubled in size from 34,000 sq ft to 82,000 sq ft.

In 2009/10 the company expects to achieve gross new space growth of over five per cent, including the acquisition of 24 stores from the Co-operative Group. These are an excellent addition to the company's store portfolio being mainly in the west of England, Wales and Scotland where Sainsbury's is less well represented. An extra 500,000 customers will now have a Sainsbury's store within a ten-minute drive. Nineteen of these stores are expected to operate as supermarkets.

The **environment for growing space is changing** as opportunities to acquire land for development and new stores are becoming more available and at more attractive rates than in recent years. The company has increased its hurdle rates for property investments and has also developed its ability to deliver larger, more cost-effective store extensions and lower-cost new stores. Sainsbury's will seek to take full advantage of the unique opportunities available at the current time to acquire land and existing sites while ensuring it maintains a broadly stable debt position. Capital plans are flexible and constantly reviewed to target expenditure for the best long-term returns.

Active property management
The company believes that ownership of its property assets enables it to retain operational flexibility while exploiting potential development opportunities and maximising value for shareholders. The proportion of freehold or long-leasehold property has increased and is now at 65 per cent, including half the space of 50 per cent owned joint venture ("JV") properties. Sainsbury's has a significant portfolio of properties with **development potential.** In addition to 297 freehold and long leasehold properties, the majority of which can be extended, there are 43 properties within JV arrangements.

Sainsbury's has two strategic property JVs. The first with **Land Securities**, formed in November 2007, brings together undeveloped properties and development expertise. One property was added to the JV during the year and it now comprises five properties planned for future mixed-use development. In March 2008, Sainsbury's created a JV with **British Land** to unlock the significant opportunity to develop a number of the company's most important stores and deliver an improved customer offer. The JV comprises 38 Sainsbury's supermarkets with 25 earmarked for development. One year on, of these 25, two extensions adding 30,000 sq ft have already been completed and ten further projects are now going through the planning consent process. These will deliver around 260,000 sq ft of additional space in the next few years. Sainsbury's will benefit from the enhanced trading performance of the extensions as well as retaining a share of the increased property value.

The strategy is broadly cash neutral with mature assets sold to fund development opportunities. During the year a number of key leasehold sites, in addition to the 38 sites within the British Land JV, have been acquired for development at a total investment cost of £392 million. This investment was funded by the disposal of mature assets through sale and leaseback transactions (including eight supermarkets) for £393 million resulting in a profit of £57 million.

Corporate Responsibility
With over 18 million customers each week, Sainsbury's has a real impact on UK consumers. Five principles underpin activities. As a leading food retailer the company focuses on being the **'best for food and health'** which is why it is committed to **'sourcing with integrity'**. Because Sainsbury's sources from all over the world and sells in the UK it has to show **'respect for our environment'** and play an active role in the communities it serves **'making a positive difference to our community'**. All this is possible through the commitment of the company's colleagues so that Sainsbury's is **'a great place to work'**.

Stakeholders trust the company to act responsibly on their behalf and this is an integral part of the Sainsbury's brand. In the current economic climate, the company's values remain just as important and relevant and although customers are increasingly price-conscious, ethical and environmental issues remain important to them.

Best for food and health: Sainsbury's approach is to help and inspire customers to eat a healthy balanced diet by promoting healthy eating and active lifestyles. It aims to make products as healthy as possible without compromising taste and quality and promotes clear and transparent labelling to help customers make informed choices about the food they eat. Sainsbury's promotes healthy eating inspiring customers to cook via successful campaigns such as 'Feed your Family for a Fiver' and simple 'tip card' ideas, 50 per cent of which contain at least one portion of an individual's recommended 5-a-day pieces of fruit or vegetables.

In April 2008, Sainsbury's was the first UK retailer to launch '1 per cent fat' milk with the same taste and calcium content as semi-skimmed milk but nearly half the fat. This is now consumed in around two and a half million UK households.

Sourcing with integrity: Sourcing with integrity is about offering products that are better for customers, the environment and the animals, farmers and suppliers involved in their production. Sainsbury's is committed to offering British products at their best, when in season and when the quality meets customers' expectations. The company has a long history of supporting British farmers and helping to raise capability and skills to create sustainable businesses and long-term relationships.

Sainsbury's also recognises the value it can bring to communities in developing countries and is the **UK's largest retailer of Fairtrade products**, accounting for around one third of all UK Fairtrade sales. Last year Sainsbury's sold £210 million of Fairtrade products and in August 2008 it celebrated the first anniversary of its Fair Development Fund by introducing dried fruit and nuts from Uganda, Malawi, Mozambique and Zambia, the first food produced from grants awarded at the fund's launch in August 2007. A major aim of the fund, run by Comic Relief and financed by Sainsbury's with £1 million over four years, is to develop long-term sustainable solutions for producers in developing countries to meet Fairtrade standards and start selling internationally on fairer terms.

Respect for our environment: Sainsbury's recognises that tackling issues such as climate change involves working both upstream in its supply chain and downstream with customers. On the issue of carbon reduction the company is working hard to reduce its operational footprint by improving the energy efficiency of stores and the distribution network and by increasing the amount of renewable energy used.

Sainsbury's champions the 'Reduce, Reuse, Recycle' approach to minimise waste from its business and customer waste via packaging and food waste. Substantial progress has been made in reducing the amount of food waste sent to landfill. A successful trial has sent food waste from 38 stores for anaerobic digestion in Northamptonshire where it is broken down into fertiliser and methane gas and used to generate electricity. Sainsbury's is on target to send **zero food waste to landfill** as this approach is rolled out nationwide in 2009.

The company has promoted **re-usable shopping bags** since the mid 1990's. In April 2008 the company increased the recycled content of its single use carrier bags from 33 per cent to 50 per cent and in June 2008 started issuing Nectar loyalty points to customers re-using their own bags when shopping in Sainsbury's stores. Over the past three years the company has reduced the environmental impact of its carrier bags by 63 per cent as measured by the amount of virgin plastic used and over the past two years has reduced the number of bags issued by 58 per cent.

Making a positive difference to our community: Sainsbury's stores are at the heart of the communities they serve and with around 150,000 colleagues throughout the UK, the company is a major contributor to local employment. Around 6,500 jobs will be created during 2009/10.

The company supports local communities through programmes such as food donation schemes and **Sainsbury's Active Kids**. In February 2009 Sainsbury's launched its fifth Active Kids programme. Since 2005 the company has donated over £70 million worth of sports equipment and experiences to schools, nurseries, Scouts and Girlguiding UK groups. In the year ending March 2009 Sainsbury's donated £18 million worth of equipment and resources, with more than 150,000 young people trying a new physical activity as a result and is on target to donate £100 million worth of equipment by 2011.

Sainsbury's participation in **Red Nose Day** on 13 March 2009 also saw customers and colleagues help the company donate over £10 million to Comic Relief, an increase of 32 per cent over the previous event. The company is the charity's largest corporate partner having donated over £40 million in the last ten years and during the week of Red Nose Day over 19 million customers shopped with Sainsbury's, the company's highest number of weekly transactions outside of Christmas.

A great place to work: Being a great place to work is rooted in Sainsbury's heritage and values. The company was one of the first retailers to actively recruit women in 1914 and set up a training school in 1915 initially to help women do the jobs of men away at war. It was so successful that it continued after the war and other retailers started advertising for 'Sainsbury's-trained' colleagues. The company is committed to championing inclusion, diversity and flexible working and recruits, retains and engages colleagues from backgrounds that reflect the communities it serves. Sainsbury's colleague development programme **'You Can'** combines established and new initiatives to support job opportunities for the long-term unemployed and disadvantaged and skills development for new and existing colleagues. Launched in November 2008 it offers colleagues development opportunities from support with literacy and numeracy through to Level 2 NVQ qualifications. There are now over 2,000 colleagues participating in 'You Can'.

120,000 colleagues will share a **bonus** of £60 million this year bringing the total amount paid out since the launch of the MSGA programme to over £210 million. The bonus scheme is linked to the delivery of great service and product availability as well as overall sales and profit measures. As a result of the company's continued strong performance the targets for the one-off MSGA share plan have also been met in full at the end of the final four-year period meaning that the second release of shares under the scheme, due in May 2009, will be made to around 1,000 managers.

Succession-planning for role of Chairman

Led by senior independent director John McAdam, the company is currently conducting a search for a new chairman and will announce the outcome of this process in due course.

Competition Commission ("CC")
Sainsbury's welcomed the CC's finding in its report published in 2008 that the UK groceries market is 'delivering a good deal for consumers'. This is consistent with the significant improvements the company's customers have experienced in product quality, availability, service and price over recent years. Sainsbury's is playing a full part in continuing discussions with the CC and other parties, to ensure remedies are implemented in the most effective and efficient way to maintain choice and value for UK consumers. In April 2009, the CC published its formal undertaking for the appointment of an Ombudsman. Sainsbury's continues to believe the creation of this new role to undertake investigations and arbitrate disputes between suppliers and grocery retailers will introduce additional, unnecessary bureaucracy and cost, will increase the burden and disruption to retailers and will not be in the best interests of consumers.

Office of Fair Trading ("OFT")
In April 2008 the OFT started an investigation involving suppliers and supermarkets including Sainsbury's on the basis that it had reasonable grounds to suspect co-ordination of retail prices. Sainsbury's has strict guidelines for compliance with competition law and is co-operating with the OFT in these enquiries.

Outlook
Sainsbury's is performing well and has identified significant opportunities for future growth in all its five areas of focus. The company's progress in the last four years has made it a stronger business and it now serves over 18 million customers a week with great products at fair prices. Sainsbury's universal appeal gives customers the flexibility to change what they buy rather than where they shop helping them offset the current constraints on household budgets. The company expects the current economic environment to remain challenging but it is well positioned to continue its good progress.

Financial review

Sainsbury's has made good progress in the challenging economic environment, reflecting the ongoing development of its offer and increasingly universal appeal, and continues to deliver its growth strategy, whilst benefiting from a strong and robust balance sheet.

Sales (including VAT) increased by 5.7 per cent to £20,383 million (2008: £19,287 million). Underlying profit before tax improved by 11.3 per cent to £543 million (2008: £488 million). Profit before tax was down 2.7 per cent, at £466 million (2008: £479 million), impacted by the non-cash, investment property fair value movements, of £(124) million (2008: £nil), partially offset by £57 million profit on property disposals (2008: £7 million). Underlying basic earnings per share increased to 22.1 pence (2008: 19.6 pence), up 12.8 per cent. Basic earnings per share were down 13.1 per cent, at 16.6 pence (2008: 19.1 pence) as a result of the non-cash, investment property fair value movements (which are disallowable for tax purposes). A final dividend of 9.6 pence per share has been recommended by the Board (2008: 9.0 pence) making a full year dividend of 13.2 pence per share, up 10.0 per cent year-on-year (2008: 12.0 pence).

Summary income statement for the 52 weeks to 21 March 2009	**2009** **£m**	2008 £m	Change %
Sales (including VAT) (1)	**20,383**	19,287	5.7
Sales (excluding VAT)	**18,911**	17,837	6.0
Underlying operating profit	**616**	535	15.1
Underlying net finance costs (2)	**(89)**	(45)	(97.8)
Underlying share of post-tax profit/(loss) from joint ventures (3)	**16**	(2)	n/a
Underlying profit before tax	**543**	488	11.3
Profit on sale of properties	**57**	7	n/a
Investment property fair value movements	**(124)**	-	n/a
Financing fair value movements	**(10)**	(4)	(150.0)
One-off items	**-**	(12)	n/a
Profit before tax	**466**	479	(2.7)
Income tax expense	**(177)**	(150)	(18.0)
Profit for the financial period	**289**	329	(12.2)

	2009 **pence**	2008 pence	Change %
Underlying basic earnings per share	**22.1**	19.6	12.8
Basic earnings per share	**16.6**	19.1	(13.1)
Full year dividend per share	**13.2**	12.0	10.0

(1) Sales (including VAT) were adversely affected by the reduction in the standard rate of VAT from 17.5 per cent to 15 per cent, effective from 1 December 2008. Sainsbury's estimates that this diluted sales growth by circa 30 basis points in the full year, with 40 basis points in quarter 3 and 80 basis points in quarter 4
(2) Net finance costs pre financing fair value movements
(3) The underlying share of post-tax results from joint ventures is stated before investment property fair value movements and financing fair value movements

Sales (including VAT) and space

Sales (including fuel) increased by 5.7 per cent to £20,383 million (2008: £19,287 million) through good like-for-like ("LFL") growth and new space. The 5.7 per cent growth includes a (0.7) per cent dilution caused by the timing of Easter in 2008 and 2009, which was more than offset by a 0.9 per cent contribution from net new space. LFL sales (including fuel) were up 5.5 per cent, which reflects in part the impact of higher fuel prices and improved volumes.

Sales (including VAT, including fuel) for the 52 weeks to 21 March 2009	**2009** **%**	2008 %
Like-for-like sales (including fuel) (*Easter-adjusted*)	**5.5**	4.4
Removal of Easter adjustment (1)	**(0.7)**	0.3
Net new space (excluding extensions)	**0.9**	1.1
Total sales growth (including fuel)	**5.7**	5.8

(1) Like-for-like sales growth has been Easter-adjusted for comparative purposes. 2008 included two Good Friday trading weeks and one Easter Sunday trading week. 2009 included one Easter Sunday trading week only

LFL sales (excluding fuel) were up 4.5 per cent, of which 0.5 per cent was contributed by extensions. This LFL growth was slightly above Sainsbury's medium-term planning assumption of between three and four per cent, and reflected continued improvement throughout the year, with LFL growth of 3.4 per cent in quarter 1, 4.3 per cent in quarter 2, 4.5 per cent in quarter 3 (4.9 per cent VAT-adjusted), and 6.2 per cent in quarter 4 (7.0 per cent VAT-adjusted). Online sales increased by over 25 per cent and this now represents a £500 million annualised business.

Sales (including VAT, excluding fuel) for the 52 weeks to 21 March 2009	**2009** **%**	2008 %
Like-for-like sales (excluding fuel) (*Easter-adjusted*)	**4.5**	3.9
Removal of Easter adjustment	**(0.8)**	0.4
Net new space (excluding extensions)	**1.0**	1.4
Total sales growth (excluding fuel)	**4.7**	5.7

(1) Like-for-like sales growth has been Easter-adjusted for comparative purposes. 2008 included two Good Friday trading weeks and one Easter Sunday trading week. 2009 included one Easter Sunday trading week only

Net new space (excluding extensions) contributed 1.0 per cent to total sales growth (excluding fuel). Sainsbury's added a gross 665,000 sq ft of new space (net 512,000 sq ft after disposals and closures), which represents a gross increase of 4.1 per cent (net 3.2 per cent) since the start of the year. Sainsbury's opened 13 new supermarkets during the year, including two replacement stores, and completed 21 supermarket extensions and 13 refurbishments. In the convenience estate, it opened 16 new stores, disposed of 57 stores, as announced in March 2008, closed one store and refurbished four stores.

Store numbers and retailing space	Supermarkets		Convenience		Total	
	Number	Area 000 sq ft	Number	Area 000 sq ft	**Number**	**Area 000 sq ft**
As at 22 March 2008	504	15,495	319	696	**823**	**16,191**
New stores	13	266	16	40	**29**	**306**
Closures/disposals	(2)	(50)	(58)	(103)	**(60)**	**(153)**
Extensions/refurbishments/downsizes	-	360	-	(1)	**-**	**359**
Reclassifications (1)	(13)	(97)	13	97	**-**	**-**
As at 21 March 2009	**502**	**15,974**	**290**	**729**	**792**	**16,703**
Memorandum:						
Extensions	21	346	-	-	**21**	**346**
Refurbishments/downsizes	13	14	4	(1)	**17**	**13**
Total projects	**34**	**360**	**4**	**(1)**	**38**	**359**

(1) Following the recent review of the convenience mission, 13 stores previously classified as supermarkets will now operate under the convenience fascia

In March 2009, Sainsbury's announced the acquisition of 24 stores from the Co-operative Group, of which 19 are expected to operate as supermarkets. These stores are all expected to be converted in the first half of the year and will be slightly earnings-dilutive in 2010, with the more significant impact in the first half. Gross space growth of 5 per cent is expected in 2010, weighted towards new stores following this acquisition. Net new stores are expected to contribute 2.0 per cent to total sales growth (excluding fuel) in 2010, weighted more towards the second half.

Underlying operating profit

Underlying operating profit increased by 15.1 per cent to £616 million (2008: £535 million) reflecting the good sales performance and a 26 basis point improvement in underlying operating margin to 3.26 per cent for the year (2008: 3.00 per cent). The rate of improvement was consistent across the first half and the second half. Sainsbury's has driven operational gearing from higher sales volumes and the delivery of cost efficiency savings which have offset over 75 per cent of total cost inflation as well as supporting sustained investment in the customer offer. Sainsbury's expects cost inflation to be at the higher end of its medium-term expectation of between two and three per cent in 2010, offset by a similar level of savings as in 2009.

Underlying operating profit for the 52 weeks to 21 March 2009	**2009**	2008
Underlying operating profit (£m) (1)	**616**	535
Year-on-year operating profit growth (%)	**15.1**	24.7
Underlying operating margin (%) (2)	**3.26**	3.00

(1) Underlying profit before tax from continuing operations before underlying net finance costs and underlying share of post-tax results from joint ventures
(2) Underlying operating profit divided by sales excluding VAT

Sainsbury's Bank Joint Venture ("JV")

Sainsbury's 50 per cent equity share of Sainsbury's Bank's post-tax profit amounted to £4 million in the year (2008: £(3) million loss). The underlying banking business has driven increased profitability through a rise in net interest income, strong cost control and tighter risk management which has resulted in a reduced charge for bad debts. Sainsbury's Bank has imposed tighter lending criteria and attracted more diverse sources of income. It has a strong and well-capitalised balance sheet.

Profits from the Sainsbury's Bank JV are expected to show a small increase in 2010 as it continues to invest in growth.

Property Joint Ventures
On 26 March 2008 Sainsbury's invested £274 million to create a 50:50 JV with British Land. This securitised property JV holds 38 of Sainsbury's most important stores. The results of the JV have been equity accounted since inception and Sainsbury's underlying share of post-tax profit in the year is £9 million. The investment has been financed largely by the sale of mature assets with no further development potential, at broadly similar yields.

Sainsbury's underlying share of post-tax profit of its 50:50 JV with Land Securities, established in November 2007, was £3 million for the year (2008: £1 million profit). One additional property was sold in to the JV during the year, bringing the total number of properties within the JV to five.

Profits from both the British Land JV and the Land Securities JV in 2010 are expected to be similar to those recorded in 2009.

Further to the establishment of the British Land JV, Sainsbury's now accounts for investment properties held within its property JVs at their market value as determined by professional valuers at each reporting date. The difference between the fair value of an investment property at the reporting date and its carrying amount prior to re-measurement is included within the income statement but excluded from underlying profit in order to provide a clear and consistent presentation of the underlying performance of Sainsbury's ongoing business for shareholders. Any profit or loss on properties sold out of the JVs once developed will be recognised within the income statement but will be excluded from underlying profit.

At 21 March 2009, non-cash investment property fair value movements of £(124) million (at the half-year: £(36) million) have been recognised within the share of post-tax losses from JVs in the income statement, reflecting Sainsbury's 50 per cent share. These fair value movements are broadly equivalent to a revaluation of the properties to an average yield of 6.2 per cent.

Underlying net finance costs
Underlying net finance costs increased by £44 million to £(89) million (2008: £(45) million) which reflects £30 million lower net return on pension schemes and £21 million higher net interest costs due to increased level of average borrowings, offset by £7 million higher capitalised interest.

Under IAS 19 'Employee Benefits', there have been significant movements in the pension charges in 2009 compared to 2008. These have resulted in a reduction of £30 million in the net return on pension schemes, of which £19 million is due to an increase in interest on pension liabilities and £11 million is due to a lower rate of return on pension assets. At the level of underlying profit before tax ("UPBT"), the impact of this reduction in net return on pension schemes is mitigated by a £25 million reduction in service costs charged to operating profit. The net impact of these changes was therefore a £5 million reduction in UPBT compared to 2008.

Interest cover, excluding the net return on pension schemes, was 5.8 times (2008: 5.9 times).

Underlying net finance costs (1) for the 52 weeks to 21 March 2009	**2009** **£m**	2008 £m
Interest income	**28**	29
Net return on pension schemes	**24**	54
Underlying finance income	**52**	83
Interest costs	**(156)**	(136)
Capitalised interest	**15**	8
Underlying finance costs	**(141)**	(128)
Net underlying finance costs	**(89)**	(45)
Net underlying interest costs excluding net return on pension schemes	**(113)**	(99)

(1) Finance income/costs pre financing fair value movements

Sainsbury's expects underlying interest costs excluding the net return on pension schemes to reduce by around £25 million in 2010 (from £(113) million in 2009) with lower interest rates on the Group's inflation-linked debt outweighing the impact of a small increase in average net debt.

Property disposals

The Group recorded a profit of £57 million on the sale of surplus properties during the year (including eight supermarkets where no further development was achievable, sold at an average yield of 5.2 per cent). This compares to a £7 million profit in 2008.

Taxation

The income tax charge was £(177) million (2008: £(150) million), with an underlying rate of 29.1 per cent (2008: 30.9 per cent) and an effective rate of 38.0 per cent (2008: 31.3 per cent).

The underlying rate is lower than last year due to a reduction in the statutory rate of corporation tax from 30 per cent to 28 per cent on 1 April 2008 and the resolution of a number of other items. Disallowable depreciation amounted to £73 million in 2009 (2008: £71 million).

Despite the reduction in the statutory rate, the effective rate is higher than in the previous year due to the £(124) million non-cash investment property fair value movements, which reduce profits, but for which no tax relief is available.

Underlying tax rate calculation for the 52 weeks to 21 March 2009	**Profit £m**	**Tax £m**
Profit before tax	466	(177)
Less: profit on sale of properties	(57)	21
Add: investment property fair value movements	124	-
Add: financing fair value movements	10	(2)
Underlying profit before tax	**543**	**(158)**
Underlying tax rate (%)		**29.1**

Sainsbury's expects the underlying rate of tax in 2010 to be broadly in line with 2009.

Earnings per share

Underlying basic earnings per share increased by 12.8 per cent from 19.6 pence in 2008 to 22.1 pence in 2009, reflecting the improvement in underlying profit after tax.

The weighted average number of shares in issue increased by 19.8 million due to the vesting of share option schemes during the year. However, the total number of shares for calculating diluted earnings per share decreased by 4 million in the same period, through the exercise or lapse of share options.

Basic earnings per share were down 13.1 per cent, at 16.6 pence (2008: 19.1 pence) as a result of the non-cash investment property fair value movements (which are disallowable for tax purposes).

Underlying earnings per share calculation for the 52 weeks to 21 March 2009	**2009 pence**	2008 pence
Basic earnings per share	**16.6**	19.1
Profit on sale of properties, net of tax	**(2.1)**	(0.4)
Investment property fair value movements, net of tax	**7.1**	-
Financing fair value movements, net of tax	**0.5**	0.2
Other one-off items, net of tax	**-**	0.7
Underlying basic earnings per share	**22.1**	19.6

Dividends

The Board proposes a final dividend of 9.6 pence per share (2008: 9.0 pence), which will be paid on 17 July 2009 to shareholders on the Register of Members at the close of business on 22 May, subject to approval. This will increase the full year dividend by 10.0 per cent, to 13.2 pence per share (2008: 12.0 pence per share).

The dividend is covered 1.67 times (2008: 1.63 times) by underlying earnings, in line with Sainsbury's policy of providing cover of between 1.50 and 1.75 times.

The proposed final dividend was recommended by the Board on 12 May 2009, and as such, has not been included as a liability as at 21 March 2009.

Net debt and cash flows

Sainsbury's net debt as at 21 March 2009 was £(1,671) million (2008: £(1,503) million), an increase of £168 million from the 2008 year-end position. The increase was driven primarily by core capital expenditure, weighted towards the first half of the financial year, the investment in the British Land JV, and increased outflows for taxation and interest. These were partially offset by improved operational cash flows, and disposals of £393 million.

Sainsbury's expects year-end net debt to increase to between £(1.7) billion and £(1.8) billion in 2010, following broadly the same profile as in 2009 with cash outflows weighted towards the first half.

Summary cash flow statement for the 52 weeks to 21 March 2009	**2009** **£m**	2008 £m
Cash generated from operations	**1,206**	998
Net interest paid	**(118)**	(97)
Corporation tax paid	**(160)**	(64)
Cash flow before appropriations	**928**	837
Purchase of non-current assets	**(994)**	(986)
Investment in joint ventures	**(291)**	(31)
Disposal of non-current assets/operations	**390**	197
Proceeds from issuance of ordinary shares	**15**	43
Capital redemption	**-**	(10)
Proceeds from/(repayment of) borrowings	**165**	(36)
Net dividends paid	**(215)**	(178)
Decrease in cash and cash equivalents	**(2)**	(164)
(Increase)/decrease in debt	**(157)**	46
Other non-cash movements	**(9)**	(5)
Movement in net debt	**(168)**	(123)
Opening net debt	**(1,503)**	(1,380)
Closing net debt	**(1,671)**	(1,503)

Financing

Sainsbury's seeks to manage its financing by diversifying funding sources, configuring core borrowings with long-term maturities and maintaining sufficient stand-by liquidity.

Sainsbury's core funding is represented by two long-term loans entered into in March 2006 and secured over a portion of its property assets. The amortising loans comprise £1,130 million due 2018 and £872 million due 2031. During the year Sainsbury's also entered into a new £150 million bilateral bank loan maturing in May 2015. Short-term funding is maintained through two committed revolving credit facilities: £400 million due February 2012 and £163 million due May 2011. At 21 March 2009, there was no outstanding balance under these facilities (2008: £nil).

Since the year end Sainsbury's has renewed its £35 million loan, due May 2009, at a level of £50 million and extended its term to May 2012. Additionally, it has put in place a new £50 million credit facility, maturing May 2012.

Capital expenditure

Core capital expenditure amounted to £863 million (2008: £850 million) in the full year, which included £386 million on new store development (2008: £308 million) and £385 million on extensions and refurbishments (2008: £424 million). During the year, a number of freehold properties of existing trading stores were acquired, in line with Sainsbury's plans to buy freeholds of trading sites where it believes there are potential long-term development opportunities. This expenditure totalled £392 million (2008: £168 million), including £274 million on the British Land JV. This expenditure has been offset by proceeds of £393 million in relation to property disposals (2008: £219 million).

On 4 March 2009, Sainsbury's announced the acquisition of 24 stores from the Co-operative Group. The financial impact of this acquisition is not reflected in the financial statements. Completion on these stores, of which only one store is awaiting OFT approval, commenced in May 2009.

Sainsbury's expects capital expenditure for 2010 of between £800 million and £900 million. This will bring its three-year expenditure to £2.5 billion, in line with the guidance provided in May 2007.

Capital expenditure for the 52 weeks to 21 March 2009	**2009** **£m**	2008 £m
New store development	**386**	308
Extensions and refurbishments	**385**	424
Other – including supply chain and IT	**92**	118
Core retail capital expenditure	**863**	850
British Land JV investment	**274**	-
Acquisition of freehold properties	**118**	168
Proceeds from property transactions	**(393)**	(219)
Net capital expenditure	**862**	799

Working capital

Sainsbury's has continued to manage working capital carefully and cash generated from operations includes a year-on-year improvement in working capital of £167 million. This has been achieved through improved management of trade cash flows, supported by the growth of Sainsbury's supply chain financing platform, whilst reducing stock days.

Summary balance sheet

Shareholders' funds as at 21 March 2009 were £4,376 million (2008: £4,935 million), a reduction of £559 million, primarily as a result of the deterioration of the pension surplus into a deficit, which reduces net assets by £588 million. Gearing, which measures net debt as a percentage of total equity, increased to 38 per cent (2008: 30 per cent) as a result of the pension surplus moving into deficit.

Summary balance sheet at 21 March 2009	**2009** **£m**	2008 £m	Movement £m
Non-current assets	**8,425**	8,010	415
Stock	**689**	681	8
Trade and other receivables	**195**	206	(11)
Cash and cash equivalents	**627**	719	(92)
Debt	**(2,298)**	(2,222)	(76)
Net debt	**(1,671)**	(1,503)	(168)
Trade and other payables and provisions	**(3,040)**	(2,825)	(215)
Retirement benefit (obligations)/assets, net of deferred tax	**(222)**	366	(588)
Net assets	**4,376**	4,935	(559)

Pensions

The retirement benefit obligations as at 21 March 2009 have been calculated on a consistent basis with the previous year, with updates provided on market-based assumptions.

As at 21 March 2009, the present value of retirement benefit obligations less the fair value of plan assets was a deficit after deferred tax of £(222) million (2008: a surplus of £366 million). The movement into deficit mainly reflects the change in asset values in the year, in line with market performance.

Sainsbury's is currently commencing its 2009 triennial funding valuation, which will provide an updated estimate of funding obligations, for which the statutory completion date is June 2010.

Pensions at 21 March 2009	**2009** **£m**	2008 £m
Present value of funded obligations	**(3,610)**	(3,668)
Fair value of plan assets	**3,310**	4,171
	(300)	503
Present value of unfunded obligations	**(9)**	(8)
Retirement benefit (obligations)/assets	**(309)**	495
Deferred income tax asset/(liability)	**87**	(129)
Net retirement benefit (obligations)/assets	**(222)**	366

Updated Pensions Accounting in 2010

The financing element of IAS19 pensions accounting generates significant volatility in the income statement. In line with the way in which external commentators and other companies view and prepare accounts, Sainsbury's will be removing the non-cash IAS19 financing element from its UPBT in 2010.

The 2010 IAS19 service charge (included in operating profit) will remain within UPBT. The charge in 2010 is expected to be similar to the £(53) million cost in 2009.

For reference, the effect of this accounting change on UPBT for 2009 and 2008 is shown below:

Impact on UPBT of pension accounting change for the 52 weeks to 21 March 2009	**2009** **£m**	2008 £m	Change %
Reported UPBT	**543**	488	11.3
Less: IAS19 financing element	**(24)**	(54)	(55.6)
Revised UPBT	**519**	434	19.6
Reported underlying basic earnings per share	**22.1p**	19.6p	12.8
Revised underlying basic earnings per share	**21.2p**	17.5p	21.1

Underlying profit before tax will now be defined as: profit before tax from continuing operations before any profit or loss on sale of properties, investment property fair value movements, impairment of goodwill, financing fair value movements, IAS 19 net return on pension schemes and one-off items that are material and infrequent in nature.

Change in Accounting Reference Date

Sainsbury's will change its accounting reference date from 28 March to 20 March with effect from 2010, and will report its 2010 results for the 52 weeks to 20 March 2010. This change is to ensure that each half-year and full-year results includes one complete Easter period, and to avoid any volatility that might otherwise be caused by the variable timing of Easter.

Group income statement
for the 52 weeks to 21 March 2009

	Note	2009 £m	2008 £m
Revenue	3	**18,911**	17,837
Cost of sales		**(17,875)**	(16,835)
Gross profit		**1,036**	1,002
Administrative expenses		**(420)**	(502)
Other income		**57**	30
Operating profit		**673**	530
Finance income	4	**52**	83
Finance costs	4	**(148)**	(132)
Share of post-tax loss from joint ventures		**(111)**	(2)
Profit before taxation		**466**	479
Analysed as:			
Underlying profit before tax		**543**	488
Profit on sale of properties	5	**57**	7
Investment property fair value movements	5	**(124)**	-
Financing fair value movements	5	**(10)**	(4)
One-off items	5	**-**	(12)
		466	479
Income tax expense	6	**(177)**	(150)
Profit for the financial year		**289**	329
Earnings per share	7	**Pence**	pence
Basic		**16.6**	19.1
Diluted		**16.4**	18.6
Underlying basic		**22.1**	19.6
Underlying diluted		**21.8**	19.1
Dividends per share	8	**pence**	pence
Interim		**3.60**	3.00
Proposed final (not recognised as a liability at balance sheet date)		**9.60**	9.00

Group statement of recognised income and expense
for the 52 weeks to 21 March 2009

	2009 **£m**	2008 £m
Actuarial (losses)/gains on defined benefit pension schemes	**(903)**	542
Available-for-sale financial assets fair value movements		
Group	**(16)**	(31)
Joint ventures	**-**	48
Cash flow hedges effective portion of fair value movements		
Group	**9**	2
Joint ventures	**(32)**	(58)
Tax on share-based payments recognised directly in equity	**-**	(10)
Deferred tax credit/(charge) on items recognised directly in equity	**257**	(152)
Net (expense)/income recognised directly in equity	**(685)**	341
Profit for the financial year	**289**	329
Total recognised (expense)/income for the financial year	**(396)**	670

hazel.jarvis

Group balance sheet
at 21 March 2009 and 22 March 2008

	Note	2009 £m	2008 £m
Non-current assets			
Property, plant and equipment		**7,821**	7,424
Intangible assets		**160**	165
Investments in joint ventures		**288**	148
Available-for-sale financial assets		**97**	106
Other receivables		**45**	55
Derivative financial instruments		**31**	-
Retirement benefit asset	12	**-**	495
		8,442	8,393
Current assets			
Inventories		**689**	681
Trade and other receivables		**195**	206
Derivative financial instruments		**59**	4
Cash and cash equivalents	10	**627**	719
		1,570	1,610
Non-current assets held for sale		**21**	112
		1,591	1,722
Total assets		**10,033**	10,115
Current liabilities			
Trade and other payables		**(2,488)**	(2,280)
Borrowings		**(154)**	(165)
Derivative financial instruments		**(56)**	(6)
Taxes payable		**(202)**	(191)
Provisions		**(19)**	(10)
		(2,919)	(2,652)
Net current liabilities		**(1,328)**	(930)
Non-current liabilities			
Other payables		**(92)**	(89)
Borrowings		**(2,177)**	(2,037)
Derivative financial instruments		**(8)**	(18)
Deferred income tax liability		**(95)**	(321)
Provisions		**(57)**	(63)
Retirement benefit obligations	12	**(309)**	-
		(2,738)	(2,528)
Net assets		**4,376**	4,935
Equity			
Called up share capital		**501**	499
Share premium account		**909**	896
Capital redemption reserve		**680**	680
Other reserves		**(191)**	494
Retained earnings		**2,477**	2,366
Total equity	9	**4,376**	4,935

Group cash flow statement
for the 52 weeks to 21 March 2009

	Note	2009 £m	2008 £m
Cash flows from operating activities			
Cash generated from operations	10	**1,206**	998
Interest paid		**(128)**	(123)
Corporation tax paid		**(160)**	(64)
Net cash from operating activities		**918**	811
Cash flows from investing activities			
Purchase of property, plant and equipment		**(966)**	(973)
Purchase of intangible assets		**(10)**	(6)
Proceeds from disposal of property, plant and equipment and other assets		**390**	198
Acquisition of and investment in subsidiaries and businesses, net of cash acquired		**(10)**	(7)
Investment in joint ventures		**(291)**	(31)
Investment in financial assets		**(8)**	-
Costs of disposal of operations		**-**	(1)
Interest received		**13**	29
Dividends received		**3**	-
Net cash from investing activities		**(879)**	(791)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		**15**	43
Capital redemption		**-**	(10)
Proceeds from long-term borrowings		**152**	-
Proceeds from short-term borrowings		**43**	-
Repayment of long-term borrowings		**(30)**	(36)
Interest elements of obligations under finance lease payments		**(3)**	(3)
Dividends paid	8	**(218)**	(178)
Net cash from financing activities		**(41)**	(184)
Net decrease in cash and cash equivalents		**(2)**	(164)
Opening cash and cash equivalents		**601**	765
Closing cash and cash equivalents	10	**599**	601

Notes to the financial statements

1 Status of financial information

The financial information, which comprises the Group income statement, Group statement of recognised income and expense, Group balance sheet, Group cash flow statement and related notes, is derived from the full Group financial statements for the 52 weeks to 21 March 2009 and does not constitute full accounts within the meaning of section 240 of the Companies Act 1985 (as amended).

The Group Annual Report and Financial Statements 2009 on which the auditors have given an unqualified report and which does not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be delivered to the Registrar of Companies in due course, and made available to shareholders in June 2009.

The financial year represents the 52 weeks to 21 March 2009 (prior financial year 52 weeks to 22 March 2008). The consolidated financial statements for the 52 weeks to 21 March 2009 comprise the financial statements of the Company and its subsidiaries ("Group") and the Group's interests in associates and joint ventures.

2 Basis of preparation

The financial information has been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union and International Financial Reporting Interpretations Committee ("IFRICs") interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRSs.

The financial statements are presented in sterling, rounded to the nearest million (£m) unless otherwise stated. They have been prepared under the historical cost convention, except for derivative financial instruments, investment property and available-for-sale financial assets that have been measured at fair value.

Investment property

As a result of entering into our property joint venture with The British Land Company PLC ("British Land") during the period we have reviewed our investment property accounting policy and revised it from the historical cost to the fair value basis. No prior period restatements are required as the cost at 22 March 2008 was equal to the fair value.

Investment properties are those properties held for capital appreciation and/or to earn rental income. They are initially measured at cost, including related transaction costs. After initial recognition at cost, they are carried at their fair values based on market value determined by professional valuers at each reporting date. The difference between the fair value of an investment property at the reporting date and its carrying amount prior to re-measurement will be included within the income statement but will be excluded from underlying profit in order to provide a clear and consistent presentation of the underlying performance of Sainsbury's ongoing business for shareholders. Currently the only investment properties the Group holds are those contained within its joint ventures with Land Securities Group PLC and British Land.

Non-GAAP performance measures

The Directors believe that the 'underlying' profit before tax and 'underlying' diluted and basic earnings per share measures presented provide a clear and consistent presentation of the underlying performance of Sainsbury's ongoing business for shareholders. These measures are consistent with how the business is measured internally. Underlying profit is not defined by IFRS and therefore may not be directly comparable with the 'adjusted' profit measures of other companies. The adjustments made to reported profit before tax are:

- Profit/loss on sale of properties – these can vary from year to year and therefore create volatility in reported earnings.
- Investment property fair value movements - these reflect the difference between the fair value of an investment property at the reporting date and its carrying amount prior to re-measurement;

- Financing fair value movements - these fair value gains and losses relate to fair value adjustments on derivatives relating to financing activities and hedged items in fair value hedges. The underlying profit measure removes the volatility of these items within profit before tax;
- Impairment of goodwill; and
- One-off items - these are material and infrequent in nature, creating volatility in reported earnings which does not reflect Sainsbury's underlying performance.

3 Segment reporting

The Group's primary reporting format is business segments, with each segment representing a business unit that offers different products and serves different markets.

The businesses are organised into three operating divisions:

- Retailing (Supermarkets, Convenience and Online);
- Financial services (Sainsbury's Bank joint venture); and
- Property investments (British Land joint venture and Land Securities joint venture).

All material operations are carried out in the UK.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

52 weeks to 21 March 2009	Retailing £m	Financial services £m	Property investments £m	Group £m
Segment revenue	**18,911**	**-**	**-**	**18,911**
Underlying operating profit	**616**	**-**	**-**	**616**
Underlying finance income	**52**	**-**	**-**	**52**
Underlying finance costs	**(141)**	**-**	**-**	**(141)**
Underlying share of post-tax profit from joint ventures	**-**	**4**	**12**	**16**
Underlying profit before tax	**527**	**4**	**12**	**543**
Profit on sale of properties	**57**	**-**	**-**	**57**
Investment property fair value movements	**-**	**-**	**(124)**	**(124)**
Financing fair value movements	**(7)**	**-**	**(3)**	**(10)**
Profit/(loss) before tax	**577**	**4**	**(115)**	**466**
Income tax expense				**(177)**
Profit for the financial year				**289**
Assets	**9,745**	**-**	**-**	**9,745**
Investment in joint ventures	**1**	**72**	**215**	**288**
Segment assets	**9,746**	**72**	**215**	**10,033**
Segment liabilities	**5,657**	**-**	**-**	**5,657**
Other segment items				
Capital expenditure	**1,105**	**-**	**-**	**1,105**
Depreciation expense	**453**	**-**	**-**	**453**
Amortisation expense	**15**	**-**	**-**	**15**
Provision for impairment of receivables	**1**	**-**	**-**	**1**
Share-based payments	**40**	**-**	**-**	**40**

52 weeks to 22 March 2008	Retailing £m	Financial services £m	Property investments £m	Group £m
Segment revenue	17,837	-	-	17,837
Underlying operating profit	535	-	-	535
Underlying finance income	83	-	-	83
Underlying finance costs	(128)	-	-	(128)
Underlying share of post-tax (loss)/profit from joint ventures	-	(3)	1	(2)
Underlying profit/(loss) before tax	490	(3)	1	488
Profit on sale of properties	7	-	-	7
Financing fair value movements	(4)	-	-	(4)
Fair value gain on other financial asset	22	-	-	22
Costs relating to approach from Delta Two	(7)	-	-	(7)
Costs associated with Office of Fair Trading dairy inquiry	(27)	-	-	(27)
Profit/(loss) before tax	481	(3)	1	479
Income tax expense				(150)
Profit for the financial year				329
Assets	9,967	-	-	9,967
Investment in joint ventures	1	89	58	148
Segment assets	9,968	89	58	10,115
Segment liabilities	5,180	-	-	5,180
Other segment items				
Capital expenditure	1,006	-	-	1,006
Depreciation expense	463	-	-	463
Amortisation expense	18	-	-	18
Release of provision for impairment on receivables	(1)	-	-	(1)
Share-based payments	53	-	-	53

4 Finance income and finance costs

	2009 £m	2008 £m
Interest on bank deposits	28	29
Net return on pension schemes	24	54
Finance income	**52**	**83**
Borrowing costs		
Bank loans and overdrafts	(6)	-
Other loans	(146)	(132)
Obligations under finance leases	(3)	(3)
Provisions - amortisation of discount	(1)	(1)
	(156)	(136)
Interest capitalised - qualifying assets	15	8
Financing fair value losses	(7)	(4)
Finance costs	**(148)**	**(132)**

5 Non-GAAP performance measures

The adjustments made to reported profit before tax to arrive at underlying profit before tax are:

	2009 £m	2008 £m
Underlying profit before tax	543	488
Profit on sale of properties	57	7
Investment property fair value movements	(124)	-
Financing fair value movements[1]	(10)	(4)
One-off items for the financial period comprised:		
Costs relating to approach from Delta Two	-	(7)
Costs associated with Office of Fair Trading dairy inquiry	-	(27)
Fair value gain on other financial asset	-	22
Total adjustments	**(77)**	**(9)**
Profit before tax	**466**	**479**

(1) Financing fair value movements for the period comprised £(7) million in the Group (2008: £(4) million) and £(3) million from joint ventures (2008: £nil).

6 Income tax expense

	2009 £m	2008 £m
Current tax expense		
Current year	**171**	173
Over provision in prior years	**(25)**	(9)
	146	164
Deferred tax expense		
Origination and reversal of temporary differences	**24**	(8)
Deferred tax rate change from 30% to 28%	**-**	(6)
Under provision in prior years	**7**	-
	31	(14)
Total income tax expense in income statement	**177**	150
Income tax expense on underlying profit[1]	**158**	151
Tax on items below:		
Profit on sale of properties	**21**	-
Financing fair value movements	**(2)**	(1)
Costs relating to approach from Delta Two	**-**	(2)
Fair value gain on other financial asset	**-**	2
Total income tax expense in income statement	**177**	150

(1) Tax charge attributable to underlying profit before tax.

The effective tax rate of 38.0 per cent (2008: 31.3 per cent) is higher than the standard rate of corporation tax in the UK. The differences are explained below:

	2009 £m	2008 £m
Profit before taxation	**466**	479
Income tax at UK corporation tax rate of 28.05%[1] (2008: 30%)	**131**	144
Effects of:		
Disallowed depreciation on UK properties	**20**	21
Non-deductible expenses	**9**	18
Investment property fair value movements	**35**	-
Capital losses utilised	**-**	(10)
Deferred tax rate change from 30% to 28%	**-**	(8)
Over provision in prior years	**(18)**	(15)
Total income tax expense in income statement	**177**	150

(1) The income tax rate of 28.05% is slightly higher than the 28% statutory tax rate due to the historic rate of 30% applying between 23 March 2008 and 31 March 2008 inclusive.

From 1 April 2008, the UK corporate income tax rate applied to large companies changed to 28 per cent from 30 per cent.

7 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Plan trusts, which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

Underlying earnings per share is provided by excluding the effect of any gain or loss on the sale of properties, impairment of goodwill, investment property fair value movements, financing fair value movements and one-off items that are material and infrequent in nature. This alternative measure of earnings per share is presented to reflect the Group's underlying trading performance.

All operations are continuing for the periods presented.

	2009 million	2008 million
Weighted average number of shares in issue	**1,738.5**	1,718.7
Weighted average number of dilutive share options	**24.7**	48.5
Total number of shares for calculating diluted earnings per share	**1,763.2**	1,767.2

	£m	£m
Profit for the financial year	**289**	329
(less)/add: profit on sale of properties, net of tax	**(36)**	(7)
investment property fair value movements, net of tax	**124**	-
financing fair value movements, net of tax	**8**	3
costs relating to approach from Delta Two, net of tax	**-**	5
fair value gain on other financial asset, net of tax	**-**	(20)
costs associated with Office of Fair Trading dairy inquiry, net of tax	**-**	27
Underlying profit after tax	**385**	337

	pence per share	pence per share
Basic earnings	**16.6**	19.1
Diluted earnings	**16.4**	18.6
Underlying basic earnings	**22.1**	19.6
Underlying diluted earnings	**21.8**	19.1

8 Dividend

	2009 pence per share	2008 pence per share	**2009 £m**	2008 £m
Amounts recognised as distributions to equity holders in the year:				
Final dividend of prior financial year	**9.00**	7.35	**155**	126
Interim dividend of current financial year	**3.60**	3.00	**63**	52
	12.60	10.35	**218**	178

After the balance sheet date, a final dividend of 9.60 pence per share (2008: 9.00 pence per share) was proposed by the Directors in respect of the 52 weeks to 21 March 2009, resulting in a total final proposed dividend of £167 million (2008: £155 million). The proposed final dividend has not been included as a liability at 21 March 2009.

9 Reconciliation of movements in equity

	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Equity shareholders' funds £m
At 23 March 2008	499	896	1,174	2,366	4,935
Profit for the year	-	-	-	289	289
Dividends paid	-	-	-	(218)	(218)
Share-based payment	-	-	-	40	40
Actuarial losses on defined benefit pension schemes (net of tax)	-	-	(650)	-	(650)
Available-for-sale financial assets fair value movements (net of tax)					
Group	-	-	(12)	-	(12)
Joint ventures	-	-	-	-	-
Cash flow hedges effective portion of fair value movements (net of tax)					
Group	-	-	9	-	9
Joint ventures	-	-	(32)	-	(32)
Shares vested	-	-	-	45	45
Allotted in respect of share option schemes	2	13	-	(45)	(30)
At 21 March 2009	**501**	**909**	**489**	**2,477**	**4,376**
At 25 March 2007	495	857	813	2,184	4,349
Profit for the year	-	-	-	329	329
Dividends paid	-	-	-	(178)	(178)
Share-based payment	-	-	-	41	41
Actuarial gains on defined benefit pension schemes (net of tax)	-	-	390	-	390
Available-for-sale financial assets fair value movements (net of tax)					
Group	-	-	(31)	-	(31)
Joint ventures	-	-	48	-	48
Cash flow hedges effective portion of fair value movements (net of tax)					
Group	-	-	2	-	2
Joint ventures	-	-	(58)	-	(58)
B shares redemption	-	-	10	(10)	-
Shares vested	-	-	-	4	4
Allotted in respect of share option schemes	4	39	-	(4)	39
At 22 March 2008	499	896	1,174	2,366	4,935

10 Notes to the cash flow statement

a) Reconciliation of operating profit to cash generated from operations

	2009 £m	2008 £m
Operating profit	**673**	530
Adjustments for		
Depreciation expense	**453**	463
Amortisation expense	**15**	18
Profit on sale of properties	**(57)**	(7)
Fair value gain on other financial asset	**-**	(22)
Foreign exchange differences	**(10)**	(2)
Share-based payments expense	**40**	53
Operating cash flows before changes in working capital	**1,114**	1,033
Changes in working capital		
Increase in inventories	**(8)**	(94)
Decrease/(increase) in trade and other receivables	**23**	(26)
Increase in trade and other payables	**148**	96
Increase/(decrease) in provisions and other liabilities	**4**	(7)
Adjustment for retirement benefit obligations	**(75)**	(4)
Cash generated from operations	**1,206**	998

b) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2009 £m	2008 £m
Cash and cash equivalents	**627**	719
Bank overdrafts	**(28)**	(118)
	599	601

11 Analysis of net debt

	23 March 2008 £m	Cash flow £m	Other non-cash movements £m	**21 March 2009 £m**
Non-current assets				
Interest bearing available-for-sale financial assets	-	8	(1)	**7**
Derivative financial instruments	-	-	31	**31**
	-	8	30	**38**
Current assets				
Cash and cash equivalents	719	(92)	-	**627**
Derivative financial instruments	4	-	55	**59**
	723	(92)	55	**686**
Current liabilities				
Bank overdrafts	(118)	90	-	**(28)**
Borrowings	(47)	(13)	(65)	**(125)**
Finance leases	-	-	(1)	**(1)**
Derivative financial instruments	(6)	-	(50)	**(56)**
	(171)	77	(116)	**(210)**
Non-current liabilities				
Borrowings	(1,988)	(152)	11	**(2,129)**
Finance leases	(49)	-	1	**(48)**
Derivative financial instruments	(18)	-	10	**(8)**
	(2,055)	(152)	22	**(2,185)**
Total net debt	(1,503)	(159)	(9)	**(1,671)**

Net debt incorporates the Group's borrowings (including accrued interest), bank overdrafts, interest bearing available-for-sale financial assets, fair value of derivatives and obligations under finance leases, less cash and cash equivalents.

Reconciliation of net cash flow to movement in net debt

	2009 £m	2008 £m
Decrease in cash and cash equivalents	**(2)**	(164)
(Increase)/decrease in debt	**(157)**	39
Disposal of derivative financial instruments	**-**	7
Other non-cash movements	**(9)**	(5)
Increase in net debt in the year	**(168)**	(123)
Opening net debt at the beginning of the year	**(1,503)**	(1,380)
Closing net debt at the end of the year	**(1,671)**	(1,503)

12 Retirement benefit obligations

Retirement benefit obligations relate to two funded defined benefit schemes, the J Sainsbury Pension and Death Benefit Scheme and the J Sainsbury Executive Pension Scheme and an unfunded pension liability relating to senior employees. The defined benefit schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The defined benefit schemes were subject to a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, at March 2006 on the projected unit basis. The results of this valuation were approved by the schemes' trustees in June 2007. The retirement benefit obligations at 21 March 2009 have been calculated, where appropriate, on a basis consistent with this valuation.

A triennial valuation will be carried out at March 2009 by Watson Wyatt, the schemes' independent actuaries on the projected unit basis with a statutory completion date of June 2010.

The unfunded pension liability is unwound when each employee reaches retirement and takes their pension from the Group payroll or is crystallised in the event of an employee leaving or retiring and choosing to take the provision as a one-off cash payment.

The amounts recognised in the balance sheet are as follows:

	2009 £m	2008 £m
Present value of funded obligations	**(3,610)**	(3,668)
Fair value of plan assets	**3,310**	4,171
	(300)	503
Present value of unfunded obligations	**(9)**	(8)
Retirement benefit (obligations)/asset	**(309)**	495
Deferred income tax asset/(liability)	**87**	(129)
Net retirement benefit (obligations)/asset	**(222)**	366

The retirement benefit asset or obligations and the associated deferred income tax balance are shown within different line items on the face of the balance sheet.

The major categories of plan assets as a percentage of total plan assets are as follows:

	2009 %	2008 %
Equities	**39**	45
Bonds	**50**	46
Property	**3**	4
Other	**8**	5
	100	100

Assumptions

The principal actuarial assumptions used at the balance sheet date are as follows:

	2009 %	2008 %
Discount rate	**6.5**	6.9
Inflation rate	**2.8**	3.5
Future salary increases	**2.8**	3.5
Future pension increases	**2.0-2.8**	2.4-3.5

Consistent with the prior year, the discount rate is based on the annualised yield on an AA-rated sterling corporate bond index.

The expected return on assets has been derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of

historical performance analysis, the forward-looking view of the financial markets (as suggested by the yield available) and the views of investment organisations.

	2009 Fair value	2009 Expected return	2008 Fair value	2008 Expected return
	£m	**%**	£m	%
Equities	**1,279**	**8.0**	1,893	8.0
Bonds	**1,662**	**5.1**	1,922	5.1
Property	**105**	**7.0**	160	7.0
Other	**264**	**4.0-7.0**	196	4.0-7.0
	3,310	**6.3**	4,171	6.6

The combined life expectancy for both the schemes operated at the balance sheet date for a pensioner at normal retirement age (now 65 years for men and women), is as follows:

	2009 years	2008 years
Male pensioner	**21.7**	21.6
Female pensioner	**23.2**	23.1

The mortality assumptions used are the same as those adopted in the prior year.

Sensitivities
A movement of 0.5 per cent in the discount rate would increase or decrease the retirement benefit obligations by £317 million.

A movement of 0.5 per cent in the inflation rate would increase or decrease the retirement benefit obligations by £321 million.

An increase of one year to the life expectancy would increase the retirement benefit obligations by £64 million.